================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------
                                   SCHEDULE TO
                                 Amendment No. 2
                            -------------------------

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            -------------------------
                            HAWKER PACIFIC AEROSPACE
                       (Name of Subject Company (Issuer))
                            -------------------------

                           LHT ACQUISITION CORPORATION
                              LUFTHANSA TECHNIK AG
                       (Names of Filing Persons (Offeror))


                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    420123101
                      (CUSIP Number of Class of Securities)

                                Knut Wiszniewski
                              Lufthansa Technik AG
                               Weg beim Jager 193
                             22335 Hamburg, Germany
                               011-49-40-5070-4014

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            -------------------------

                                 With a Copy to:

                             Stephen P. Doyle, Esq.
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000

                            -------------------------

                            CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee
$11,163,821.50                                             $1,027.07

*Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,435,022 shares of common stock, no par value per share, of Hawker Pacific Aerospace at a purchase price of $3.25 per share, net to the seller in cash. Such number of shares is based on the latest information received from Hawker Pacific Aerospace and assumes (i) 2,744,900 shares outstanding (excluding shares beneficially owned by Lufthansa Technik AG and its affiliates) as of March 5, 2002, and (ii) the exercise of up to 342,406 options to purchase shares of common stock and the exercise of up to 347,716 warrants to purchase shares of common stock.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,027.07          Filing Parties: LHT Acquisition
                                           Corporation and Lufthansa Technik AG


Form or Registration No.: Schedule TO-T/13E-3        Date Filed: March 11, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

             |X|      third-party tender offer subject to Rule 14d-1.
             |_|      issuer tender offer subject to Rule 13e-4.
             |X|      going-private transaction subject to Rule 13e-3.
             |X|      amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


================================================================================

CUSIP No. 420123101
-------------------

         1. Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

                  LHT Acquisition Corporation  EIN 52-2343904

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      [   ]
                  (b)      [   ]

         3.       SEC Use Only

         4.       Source of Funds (See Instructions) WC

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With


         7.       Sole Voting Power:           0

         8.       Shared Voting Power:         2,490,134 shares of Common Stock

         9.       Sole Dispositive Power:      0

        10.       Shared Dispositive Power:    2,490,134 shares of Common Stock

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,490,134 shares of Common Stock

        12.       Check Box if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions)           [  ]

        13.       Percent of Class Represented by Amount in Row (11):  24.3%

        14.       Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 420123101
-------------------

         1. Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

                  Lufthansa Technik AG    EIN 11-3422119

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      [   ]
                  (b)      [   ]

         3.       SEC Use Only

         4.       Source of Funds (See Instructions) WC

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization

                  Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With

         7.       Sole Voting Power:     7,393,945 shares of Common Stock

         8.       Shared Voting Power:   9,884,079 shares of Common Stock

         9.       Sole Dispositive Power:   7,393,945 shares of Common Stock

        10.       Shared Dispositive Power: 9,884,079 shares of Common Stock

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  9,884,079 shares of Common Stock

        12.       Check Box if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions)           [  ]

        13.       Percent of Class Represented by Amount in Row (11):   96.5%

        14.       Type of Reporting Person (See Instructions)

                           CO

                                   SCHEDULE TO

         This Amendment No. 2 (this "Final Amendment") amends and supplements the Tender Offer Statement originally filed on March 11, 2002, as amended and restated by Amendment No. 1 ("Amendment No. 1") filed on April 2, 2002, under cover of Schedule TO (the "Schedule TO-T/13E-3") relating to the offer by LHT Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany and the parent of Purchaser ("Parent"), to purchase all issued and outstanding shares of common stock, no par value, of Hawker Pacific Aerospace, a California corporation (the "Company") at a price of $3.25 per share (the "Offer Price"), in cash, without interest thereon and less any withholding taxes. The offer for the Company's common shares includes common shares issuable upon the exercise of options to purchase common shares. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2002, as amended and restated by Amendment No. 1 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). A copy of the amended and restated Offer to Purchase was filed as Exhibit (a)(1) to Amendment No. 1 and a copy of the Letter of Transmittal was filed as Exhibit (a)(2) to the original Schedule TO-T/13E-3. This Final Amendment is being filed on behalf of the Purchaser and the Parent to report the expiration of the Offer as of 12:00 midnight, New York City time, on Friday, April 5, 2002.

         This Final Amendment also constitutes Amendment No. 4 to the Schedule 13D filed by Parent with the SEC on February 25, 2002. Any capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Offer to Purchase.

ITEMS 1 THROUGH 9, 11 AND 13

         Items 1 through 9, 11 and 13 of the Schedule TO-T/13E-3 are hereby amended and supplemented to include the following information:

         The Offer expired at 12:00 midnight, New York City time, on Friday, April 5, 2002. According to information received from the Depositary, as of the expiration of the Offer, shareholders of the Company had validly tendered and not withdrawn 2,443,234 common shares (including 21,865 common shares that were guaranteed to be delivered). The Offer also included common shares issuable upon the exercise of options to purchase common shares. Option holders exercised options to purchase 47,000 common shares before the expiration of the Offer. Together with the shares already owned by Parent, the shares being acquired pursuant to the Offer will give Parent and the Purchaser a combined ownership of 96.5% of the outstanding shares of the Company on a fully diluted basis.

         The Purchaser accepted for payment all shares validly tendered and not withdrawn, and the Purchaser will promptly pay the Offer Price per share for such shares, less any applicable withholding taxes. The Purchaser will also promptly pay those who exercised their options the difference between the Offer Price per share and the exercise price per share, less any applicable withholding taxes.

     The full text of the press release issued on April 9, 2002 announcing the expiration of the Offer and the acceptance of tendered shares for payment is filed as Exhibit (a)(13) hereto.

     Since the shares being acquired pursuant to the Offer will give Parent and the Purchaser a combined ownership of more than 90% of the outstanding shares of the Company on a fully diluted basis, the short-form merger discussed in the Offer to Purchase will follow the completion of the Offer. Parent will contribute to the Purchaser all of Parent's common shares, which, when combined with the Purchaser's common shares, will permit the Purchaser to effect the short-form merger with and into the Company. Following the merger, the Company will be a wholly-owned subsidiary of Parent.

     On Friday, April 5, 2002, the Company issued a press release announcing that on April 4, 2002, it was served with complaints in two purported class-action lawsuits filed by alleged individual shareholders of the Company. The complaints, captioned Thomas Turberg v. Hawker Pacific Aerospace, et al. and Lisa Chetkof v. Hawker Pacific Aerospace, et. al. (Case Nos. EC 034170 and EC 034171), were filed in California Superior Court in Los Angeles on April 3, 2002. The complaints name as defendants the Company, the members of the Company's Board of Directors and Parent. The press release announcing the receipt of the complaints is filed as Exhibit 99 to the Form 8-K filed by the Company on April 8, 2002.

ITEM 12. EXHIBITS

Exhibit No.                                 Description
-----------                                 -----------

Exhibit (a)(1)           Offer to Purchase, dated as of April 2, 2002*

Exhibit (a)(2)           Letter of Transmittal**

Exhibit (a)(3)           Notice of Guaranteed Delivery**

Exhibit (a)(4)           Notice of Conditional Exercise**

Exhibit (a)(5)           Instructions for Conditional Exercise**

Exhibit (a)(6)           Memorandum to Eligible Option Holders**

Exhibit (a)(7)           Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees**

Exhibit (a)(8)           Letter to Clients for Use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(9)           Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9**

Exhibit (a)(10)          Guidelines for Certification of Foreign Status of
                         Beneficial Owner for United States Tax Withholding on
                         Form W-8BEN**

Exhibit (a)(11)          Text of Joint Press Release issued by Lufthansa
                         Technik AG, LHT Acquisition Corporation and Hawker
                         Pacific Aerospace on March 8, 2002***

Exhibit (a)(12)          Summary Advertisement, published March 11, 2002**

Exhibit (a)(13)          Text of Press Release issued by Lufthansa
                         Technik AG and LHT Acquisition Corporation on April 9,
                         2002

Exhibit (c)(1)           Opinion of Houlihan Lokey Howard & Zukin dated March 7,
                         2002****

Exhibit (c)(2)           Presentation Materials of Houlihan Lokey Howard & Zukin
                         Financial Advisors, Inc. dated March 7, 2002*****

Exhibit (d)(1)           Agreement and Plan of Merger, dated as of March 7,
                         2002, among Lufthansa Technik AG, LHT Acquisition
                         Corporation and Hawker Pacific Aerospace**

Exhibit (d)(2)           Agreement for Non-Use and Non-Disclosure of
                         Confidential Information, dated as of February 28,
                         2002, among Lufthansa Technik AG and Hawker Pacific
                         Aerospace**

Exhibit (f)(1)           Chapter 13 of the General Corporation Law of the
                         State of California (regarding appraisal rights)******

* Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 2, 2002.

** Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

*** Incorporated by reference to the Schedule TO-C filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 8, 2002.

**** Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

***** Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

****** Incorporated by reference to Schedule A of the Offer to Purchase dated April 2, 2002.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2002                    LHT ACQUISITION CORPORATION

                                         By:   /s/ Knut Wiszniewski
                                              -------------------------
                                              Name: Knut Wiszniewski
                                              Title:   President

Dated:  April 9, 2002                    LUFTHANSA TECHNIK AG

                                         By:   /s/ Knut Wiszniewski
                                              -------------------------
                                              Name: Knut Wiszniewski
                                              Title: Director of Finance

                                         By:   /s/ Petra Fellhoelter
                                              -------------------------
                                              Name: Petra Fellhoelter
                                              Title: Senior Manager of Finance

                                INDEX TO EXHIBITS

Exhibit No.                                 Description
-----------                                 -----------

Exhibit (a)(1)           Offer to Purchase, dated as of April 2, 2002*

Exhibit (a)(2)           Letter of Transmittal**

Exhibit (a)(3)           Notice of Guaranteed Delivery**

Exhibit (a)(4)           Notice of Conditional Exercise**

Exhibit (a)(5)           Instructions for Conditional Exercise**

Exhibit (a)(6)           Memorandum to Eligible Option Holders**

Exhibit (a)(7)           Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees**

Exhibit (a)(8)           Letter to Clients for Use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(9)           Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9**

Exhibit (a)(10)          Guidelines for Certification of Foreign Status of
                         Beneficial Owner for United States Tax Withholding on
                         Form W-8BEN**

Exhibit (a)(11)          Text of Joint Press Release issued by Lufthansa
                         Technik AG, LHT Acquisition Corporation and Hawker
                         Pacific Aerospace on March 8, 2002***

Exhibit (a)(12)          Summary Advertisement, published March 11, 2002**

Exhibit (a)(13)          Text of Press Release issued by Lufthansa
                         Technik AG and LHT Acquisition Corporation on April 9,
                         2002

Exhibit (c)(1)           Opinion of Houlihan Lokey Howard & Zukin dated
                         March 7, 2002****

Exhibit (c)(2)           Presentation Materials of Houlihan Lokey Howard &
                         Zukin Financial Advisors, Inc. dated March 7, 2002*****

Exhibit (d)(1)           Agreement and Plan of Merger, dated as of March 7,
                         2002, among Lufthansa Technik AG, LHT Acquisition
                         Corporation and Hawker Pacific Aerospace**

Exhibit (d)(2)           Agreement for Non-Use and Non-Disclosure of
                         Confidential Information, dated as of February 28,
                         2002, among Lufthansa Technik AG and Hawker Pacific
                         Aerospace**

Exhibit (f)(1)           Chapter 13 of the General Corporation Law of the State
                         of California (regarding appraisal rights)******

* Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 2, 2002.

** Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

*** Incorporated by reference to the Schedule TO-C filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 8, 2002.

**** Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

***** Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

****** Incorporated by reference to Schedule A of the Offer to Purchase dated April 2, 2002.